UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

WILLIAMS CONTROLS, INC.
(Name of Subject Company (Issuer))

Curtiss-Wright Corporation
COLUMBIA ACQUISITION SUB, INC.
(Name of Filing Persons (Offerors))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

969465608
(CUSIP Number of Class of Securities)

Glenn E. Tynan
Chief Financial Officer
Curtiss-Wright Corporation
10 Waterview Boulevard
Parsippany, New Jersey 07054
(973) 541-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Brian C. Miner

James J. Barnes

Reed Smith LLP

2500 One Liberty Place
1650 Market Street
Philadelphia, PA 19103-7301

(215) 851-8100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$124,890,034	$17,035.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 8,099,224 shares of common stock, $0.01 par value per share, of Williams Controls, Inc. (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (representing as of November 13, 2012 (i) 7,502,262 Shares issued and outstanding (including 125,025 shares of unvested restricted stock), and (ii) 596,962 Shares issuable upon the exercise of outstanding options, multiplied by (b) the offer price of $15.42 per Share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #7 for fiscal year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,035.00	Filing Party:	Curtiss-Wright Corporation and Columbia Acquisition Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 15, 2012

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☒    third-party tender offer subject to Rule 14d-1.

        ☐    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Curtiss-Wright Corporation, a Delaware corporation ("Curtiss-Wright"), and Columbia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright ("Purchaser"). This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 15, 2012, as amended and supplemented by Amendment No. 1 filed on November 30, 2012, (together with any further amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase each of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Williams Controls, Inc., a Delaware corporation ("Williams Controls"), at a price of $15.42 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 15, 2012 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are respectively set forth as Exhibits (a)(1)(A) and (a)(1)(B) hereto, and together with any amendments or supplements thereto, collectively constitute the "Offer."

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

This amendment is being filed to correct a typographical error in the Summary Term Sheet of the Offer to Purchase and a typographical error in Section 11 of the Offer to Purchase. These errors are related to the required percentage of Shares to be tendered in the Offer, in order for Purchaser to exercise the top-up option, as defined therein.

The information set forth in the Offer to Purchase (as amended hereby), is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Amendment to Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Summary Term Sheet or Section 11 of the Offer to Purchase are hereby amended and restated. The Summary Term Sheet of the Offer to Purchase is hereby amended by amending and restating the last sentence of the third paragraph of the Principal Terms as follows:

“The top-up option would be exercised if greater than approximately 85% of the shares are tendered and purchased in the Offer.”

Section 11 of the Offer to Purchase is hereby amended by amending and restating the penultimate sentence of the fourteenth paragraph as follows:

“Taking into account the net exercise of the options as required pursuant to the Tender and Support Agreements, Purchaser will be able to exercise the top-up option if an additional approximately 59% of the currently issued and outstanding Shares are validly tendered pursuant to the Offer and not properly withdrawn (including the Shares tendered pursuant to the Tender and Support Agreements).”

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012	Curtiss-Wright Corporation
	By:	/s/ Glenn E. Tynan
	Name:	Glenn E. Tynan
	Title:	Vice President and Chief Financial Officer
COLUMBIA ACQUISITION SUB, INC.
	By:	/s/ John Watts
	Name:	John Watts
	Title:	President